UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Modular Streetscape Systems Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

June 1, 2017

Physical Address of Issuer:

1150 Pacific Street, Brooklyn, NY 11216, United States

Website of Issuer:

www.ooneepod.com

Current Number of Employees:

2

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$2,237,612	$1,496,951
Cash & Cash Equivalents	$91,648	$503,147
Accounts Receivable	$114,410	$8,280
Current Liabilities	$80,881	$5,930
Long-Term Liabilities	$716,890	$325,460
Revenues/Sales	$400,139	$191,850
Cost of Goods Sold*	$120,568	$153,329
Taxes Paid	$0	$0
Net Income/(Loss)	$(561,394)	$(852,086)

*Cost of Revenue

Table of Contents


April 29, 2024

Modular Streetscape Systems Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Modular Streetscape Systems, Inc., known as Oonee ("**Oonee,**" the "**Issuer**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Issuer as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Issuer is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.ooneepod.com no later than 120 days after the end of each fiscal year covered by the report. The Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Issuer or another party or (5) the liquidation or dissolution of the Issuer.


The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. Except as required by law, the Issuer undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Issuer has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Modular Streetscape Systems Inc.
(Issuer)

By:/s/Shabazz Stuart
(Signature)

Shabazz Stuart
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shabazz Stuart
(Signature)

Shabazz Stuart
(Name)

Director
(Title)

April 29, 2024
(Date)

/s/ Brandon Jones
(Signature)

Brandon Jones
(Name)

Director
(Title)

April 29, 2024
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2024

Modular Streetscape Systems Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Modular Streetscape Systems Inc., known as Oonee, designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. The Issuer was incorporated in Delaware as a corporation on June 1, 2017. The Issuer has filed in New York to conduct business under the assumed name "Oonee".

The Issuer is headquartered and qualified to conduct business in New York. The Issuer also sells its products and services through the Internet and throughout the United States and internationally.

The Issuer is the 100% owner of all of the common ownership units of OONEE SPV CO, LLC, a Colorado limited liability company formed on June 14, 2022. The Issuer manages this entity and a limited investor owns 100% of the Class A units which receive a preferred, capped return. The entity was formed for the purpose of acquiring certain large and small Oonee Installation Units which host either static vinyl wrapping or digital screens on their surfaces and associated hardware, and engaging the Issuer to install, manage and if and when applicable, liquidate these Installation Units. The Issuer has agreed to match, at a minimum, 15% of any capital contributions made by a third party to this entity. If the third party has not achieved a 15% internal rate of return (i.e., a return of all of its capital contributions plus a return of 15.0% per annum on such capital contributions (the "Hurdle")) on or before the fourth anniversary of the effective date, then the Issuer will increase its capital contribution by contributing to this entity 100% of all net revenues (i.e., revenues after payment of all operating and other standard expenses the Issuer incurred in the ordinary course) from all of the Issuer's income sources and all cash of the Issuer until the Hurdle is achieved.

The Issuer's website is www.ooneepod.com.

The Issuer, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Issuer's website.

The information on the Issuer available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Issuer to identify risks that are specific to its business and financial condition. The Issuer is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer has on hand may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure additional funds. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers, board of directors and key personnel.

We are dependent on our executive officers, board of directors and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers, board of directors and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Issuer's future growth and success are dependent upon consumers' willingness to adopt turn-key bike parking and service networks for cities and properties.

The Issuer's growth and future demand for its products is highly dependent upon the adoption by consumers of turn-key bike parking and service networks for cities and properties. The market for bike parking and service networks for cities and properties is still evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for turn-key bike parking and service networks for cities and properties does not develop as expected, or develops more slowly than expected, the Issuer's business, prospects, financial condition and operating results could be harmed.

If we are unsuccessful in adding users of our bike parking and service networks, or if our users decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer turn-key bike parking and service networks for cities and properties. The amount of users of our networks and our users' level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our networks and the services offered. If users do not perceive our networks or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels in the future.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Description of the Business

Modular Streetscape Systems Inc., known as Oonee, designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. The Issuer was incorporated in Delaware as a corporation on June 1, 2017. The Issuer has filed in New York to conduct business under the assumed name "Oonee".

The Issuer is headquartered and qualified to conduct business in New York. The Issuer also sells its products and services through the Internet and throughout the United States and internationally.

The Issuer is the 100% owner of all of the common ownership units of OONEE SPV CO, LLC, a Colorado limited liability company formed on June 14, 2022. The Issuer manages this entity and a limited investor owns 100% of the Class A units which receive a preferred, capped return. The entity was formed for the purpose of acquiring certain large and small Oonee Installation Units which host either static vinyl wrapping or digital screens on their surfaces and associated hardware, and engaging the Issuer to install, manage and if and when applicable, liquidate these Installation Units. The Issuer has agreed to match, at a minimum, 15% of any capital contributions made by a third party to this entity. If the third party has not achieved a 15% internal rate of return (i.e., a return of all of its capital contributions plus a return of 15.0% per annum on such capital contributions (the "Hurdle")) on or before the fourth anniversary of the effective date, then the Issuer will increase its capital contribution by contributing to this entity 100% of all net revenues (i.e., revenues after payment of all operating and other standard expenses the Issuer incurred in the ordinary course) from all of the Issuer's income sources and all cash of the Issuer until the Hurdle is achieved.

Business Plan

Oonee deploys and operates smart modular bike parking kiosks that provide free, secure 24/7 parking and charging for bikes, scooters and micro-mobility with placemaking features that enliven public space. Through our policy-based approach and commitment to best practices, we've designed a comprehensive and equitable solution to scaling equitable bicycle infrastructure in cities.

The Issuer plans to significantly grow its business by investing in product development, including a design for mass production, infrastructure expansion and building internal capacity for faster growth. Any capital we raise in the future will empower us to expand our product development, infrastructure and capacity as we continue to aggressively grow our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Oonee Pod	Modular kiosks with secure parking for bicycles and public space amenities	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Hub	Large indoor public bike parking facilities	Real estate developers
Oonee Mini	Curbside units with secure parking for bicycles and public space amenities.	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Dock	Public smart docks for personal bikes	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Lite	Modular kiosks with secure parking for bicycles. A leaner version of the Oonee Pod Hub	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Power	A hardware and software platform for safe and convenient charging of electric micro mobility batteries.	Delivery workers, private property owners and municipalities

Competition

The markets in which our products are sold are highly competitive. Our products compete against traditional bike parking centers in metro areas which have been proven to be woefully inadequate in terms of security. No other secured storage and parking appears to be available with the same customizable features that we offer and none offer a complete turnkey operating and financing solution.

Customer Base

We sell our solution to municipalities, government agencies, real estate developers and large private property owners.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shabazz Stuart	CEO, Founder and Director	CEO and Founder of Modular Streetscape Systems Inc., 2017 – Present Responsible for sales, operations, and general CEO responsibilities	Tufts University, B.A., Political Science, 2011
Yosef Kessler	Head of Operations and Partnerships	Head of Operations and Partnerships of Modular Streetscape Systems Inc., 2021 – Present; Partnerships Manager, 2019 - 2021 Responsible for operations, administration and business development	Macaulay Honors College at Hunter College CUNY, B.A., Political Science, 2019
Juan Manuel Mansylla Reynolds	Chief Design Officer and Co-Founder	Chief Design Officer and Co-Founder of Modular Streetscape Systems Inc., 2021 – Present Responsible for overseeing product design and development Principal at Totem, 2017 - 2020 Responsible for design and architectural services La Fantastica LLC, Partner 2008 - Present Responsible for design and architecture services and general operations	Columbia University Graduate School of Architecture, Planning & Preservation, MSAUD Architecture and Urban Design, 2008; Universidad Francisco Marroquin, B.A., Architecture, 2003
Brandon Jones	Director	Director of Modular Streetscape Systems Inc., 2017 – Present Responsible for Board oversight Founder at 9W Capital Management LP, 2012- Present Responsible for investment management and general operations	The University of Texas at Austin, B.A., International Business, 1991; University of Houston Law Center, J.D., 1995

13

Biographical Information

<u>Shabazz Stuart</u>: Shabazz Stuart is the Founder and CEO of the Issuer. In this role, he is responsible for sales, operations, and general CEO responsibilities. He graduated from Tufts University in 2011 with a B.A. in Political Science.

<u>Yosef Kessler</u>: Yosef is the Head of Partnerships and Operations at the Issuer. In this role, he is responsible for operations, administration, and business development. Yosef graduated from Macaulay Honors College at Hunter College CUNY with a B.A. in Political Science in 2019.

<u>Juan Manuel Mansylla Reynolds</u>: Juan is the Chief Design Officer and Co-Founder of the Issuer, where he oversees product design and development. He is also a partner at design studio Fantastica. Juan graduated from Universidad Francisco Marroquin with a B.A. in Architecture in 2003 and Columbia University Graduate School of Architecture, Planning & Preservation with an MSAUD in Architecture and Urban Design in 2008.

<u>Brandon Jones</u>: Brandon Jones is an investor and board member of the Issuer. He is the Founder at 9W Capital Management LP since 2012 where he is responsible for investment management and general operations. He graduated from the University of Texas at Austin with a B.A in International Business in 1991 and has a J.D. from the University of Houston Law School class of 1995.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Issuer has two employees. The Issuer also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 15,000,000 shares of Class A common stock, par value $0.01 per share (the "**Class A Common Stock**") and 1,592,500 shares of Series A preferred stock, par value $0.01 per share (the "**Series A Preferred Stock**"). Additionally, the Issuer has established the 2021 Equity Incentive Plan for which 2,627,246 shares of Class A Common Stock are authorized for issuance thereunder. At the filing of this Form C-AR, 7,999,999 shares of Class A Common Stock and 1,592,500 shares of Series A Preferred Stock are issued and outstanding. Additionally, as of the date of this Form C-AR, the Issuer has 1,551,909 options to purchase Class A Common Stock issued and outstanding and 1,075,337 options available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	7,999,999
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Class A Common Stock which may dilute the Security.

Type	Series A Preferred Stock
Amount Outstanding	1,592,500
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Right to receive dividends equal to $0.20 per share payable when declared (non-cumulative)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series A Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Issuer has the following additional securities outstanding:

Type	Options to Purchase Common Stock
Shares Issuable Upon Exercise	1,551,909
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class A Common Stock which may dilute the Security.

Type	Warrant to Purchase Class A Common Stock
Shares Issuable Upon Exercise	48,976
Voting Rights	The holders of Warrants to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants to purchase Class A Common Stock which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $3,000,000 and No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type of security	Convertible Notes
Amount Outstanding	$150,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	18.5% Discount
Interest Rate	3.5%
Maturity Date	October 31, 2022*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

*The Issuer is in the process of extending the maturity dates on all of these convertible notes to August 8, 2024 from the original October 31, 2022 maturity date and will also add a valuation cap of $8,965,000. This is expected to be completed by the end of the first quarter of 2024.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$350,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 20%; Most favored nations provision
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type of security	Convertible Notes
Amount Outstanding	$151,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $11,000,000
Interest Rate	3.5%
Maturity Date	August 8, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$1,091,319
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $11,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs which may dilute the Security.

*Includes $21,398 in Crowd SAFEs issued to the Intermediary.

Type of security	Convertible Notes
Amount Outstanding	$100,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	Discount of 20%
Interest Rate	5.5%
Maturity Date	March 17, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Notes
Amount Outstanding	$10,755
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,965,000
Interest Rate	3.5%
Maturity Date	August 8, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Notes*
Amount Outstanding	$415,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	Valuation cap of $26,000,000; Discount of 11%
Interest Rate	6%
Maturity Date	July 26, 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

*In January 2024, the Issuer reduced the valuation cap to $26,000,000 and changed the discount to 11%.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$149,449*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $26,000,000; Discount of 11%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs which may dilute the Security.

*Estimated figures, subject to final accounting. Includes $2,930 in Crowd SAFEs issued to the Intermediary.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$318,500	1,592,500	Product Development and General Working Capital	June 12, 2019 June 14, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$125,000	2	Product Development and General Working Capital	March 2, 2021; March 10, 2021	Section 4(a)(2)
Convertible Notes	$160,000*	7	Product Development and General Working Capital	October 28, 2020; November 16, 2020; April 11, 2021; July 22, 2021	Reg. D Rule 506(b)
Crowd SAFE (Simple Agreement for Future Equity)	$1,091,319**	1,052	Product Development and General Working Capital	March 14, 2022	Reg. CF
SAFE (Simple Agreement for Future Equity)	$350,000	3	Product Development and General Working Capital	November 7, 2022; June 12, 2023; November 7, 2023	Section 4(a)(2)
Convertible Notes	$151,000	3	Product Development and General Working Capital	December 6, 2021; September 1, 2022; September 9, 2022;	Reg. D Rule 506(b)
Warrant to Purchase Common Stock	N/A	48,976	N/A	July 8, 2022	Section 4(a)(2)

Convertible Note	$10,755	1	Product Development and General Working Capital	January 13, 2023	Section 4(a)(2)
Convertible Note	$100,000	1	Product Development and General Working Capital	March 17, 2023	Section 4(a)(2)
Convertible Note***	$415,000	10	Product Development and General Working Capital	July 26, 2023; August 29, 2023; November 28, 2023; January 23, 2024; February 8, 2024; February 9, 2024; April 15, 2024	Reg. D Rule 506(b)
Options to Purchase Common Stock	N/A	1,551,909	N/A	November 29, 2021	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$149,449****	227	Product Development and General Working Capital	April 26, 2024	Reg. CF

*$10,000 in Convertible Notes were cancelled in January 2023.

**Includes $21,398 in Crowd SAFEs issued to the Intermediary.

***In January 2024, the Issuer reduced the valuation cap to $26,000,000 and changed the discount to 11%.

****Estimated figures, subject to final accounting. Includes $2,930 in Crowd SAFEs issued to the Intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Shabazz Stuart	3,240,000 shares of Class A Common Stock	33.78%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Issuer had an aggregate of approximately $46,577 in cash and cash equivalents, leaving the Issuer with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2024, the Issuer completed an offering pursuant to Regulation CF and raised an estimated $146,519, subject to a final accounting.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The Issuer has ascribed no valuation to the Issuer; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Issuer has conducted the following transactions with related persons:

(a) In 2020, the Issuer received a $12,000 loan from a shareholder for working capital bearing interest at 5% per annum and having no due date. The outstanding balance was fully repaid in 2022.

(b) On September 9, 2022, the Issuer entered into a convertible note agreement, totaling $21,000, with a related party for the purposes of funding operations. The valuation cap is $11,000,000 and the interest on the note is 3.5%. The note is to be repaid at the demand of the holder prior to conversion with maturity on August 8, 2024. Payment is required if demanded by the holder at maturity. The note is convertible into shares of the Issuer's Common Stock in the case of a qualified financing.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2024

Modular Streetscape Systems Inc.



Modular Streetscape Systems Inc. and subsidiary

Unaudited Consolidated Financial Statements
Years ended December 31, 2023, and 2022

With independent accountant's compilation report

Modular Streetscape Systems Inc. and subsidiary
Table of contents
Years ended December 31, 2023, and 2022
(Unaudited)

Modular Streetscape Systems Inc. and subsidiary
Independent accountant's compilation report
Years ended December 31, 2023, and 2022
(Unaudited)

To the Board of Directors
Modular Streetscape Systems Inc.
Brooklyn, NY

Management is responsible for the accompanying consolidated financial statements of Modular Streetscape Systems Inc. (a corporation) and its subsidiary, which comprise the consolidated balance sheets as of December 31, 2023, and 2022, and the related consolidated statements of income, consolidated changes in stockholders' equity, and consolidated cash flows for the years then ended, and the related notes to the financial statements in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.



Stephanie Rodriguez, CPA
Miami, FL
April 26th, 2024

Modular Streetscape Systems Inc. and subsidiary
Consolidated Balance sheets
December 31, 2023 and 2022
Expressed in US$ (Unaudited)

	2023	2022
Assets		
Current assets		
Cash and cash equivalents	91,648	503,147
Account receivables	114,410	8,280
Total Current assets	206,058	511,427
Property and equipment		
Pods and docks, net	1,804,473	872,796
Research & development and app development, net	210,781	96,428
Total Property and equipment	2,015,254	969,224
Other assets		
Security deposit	16,300	16,300
Total other assets	16,300	16,300
Total non-current assets	2,031,554	985,524
Total assets	2,237,612	1,496,951
Liabilities and stockholders' equity		
Liabilities		
Current liabilities		
Account payables	5,881	5,930
Deferred income OPS	75,000	-
Total current liabilities	80,881	5,930
Non-current liabilities		
Convertible notes	686,000	311,000
Convertible notes interest	30,890	14,460
Total non-current liabilities	716,890	325,460
Total liabilities	797,771	331,390
Stockholders' equity		
Common stock	80,000	80,000
Preferred stock	15,925	15,925
Additional paid in capital	555,906	555,906
Non-Controlling interests	1,222,293	586,619
Simple agreement for future equity (SAFE)	1,566,319	1,366,319
Accumulated deficit	(2,000,602)	(1,439,208)
Total stockholders' equity	1,439,841	1,165,561
Total liabilities and stockholders' equity	2,237,612	1,496,951

See independent accountant's compilation report and the notes to the financial statements

Modular Streetscape Systems Inc. and subsidiary
Consolidated Statements of Income
Years ended December 31, 2023 and 2022
Expressed in US$ (Unaudited)

	2023	2022
Revenues		
Advertising income	400,139	191,850
Cost of services	(120,568)	(153,329)
Gross profit	279,571	38,521
Operating expenses		
Payroll expenses	215,260	455,644
Independent contractors	287,106	100,963
General and administrative	249,303	210,321
Depreciation and amortization	160,344	63,408
Total operating expenses	912,013	830,336
Net operating loss	(632,442)	(791,815)
Non-operating income (expense)		
Grant income	99,900	29,000
Interest income	-	3,109
Interest expenses	(16,430)	(9,157)
Other income	3,747	3,510
Other expense	(16,169)	(86,733)
Total non-operating income (expense)	71,048	(60,271)
Net loss	(561,394)	(852,086)

See independent accountant's compilation report and the notes to the financial statements

Modular Streetscape Systems Inc. and subsidiary
Statements of changes in stockholders' equity
Years ended December 31, 2023, and 2022
Expressed in US$
(Unaudited)

	Common stock	Preferred stock	Additional paid in capital	Non-Controlling Interests	Simple agreement for future equity (SAFE)	Accumulated deficit	Total stockholders' equity
Ending balance, December 31, 2021	**80,000**	**15,925**	**555,906**	**-**	**125,000**	**(587,122)**	**189,709**
Oonee SPV CO LLC Project Financing	-	-	-	586,619	-	-	586,619
Simple agreement for future equity SAFE	-	-	-	-	1,241,319	-	1,241,319
Net loss	-	-	-	-	-	(852,086)	(852,086)
Ending balance, December 31, 2022	**80,000**	**15,925**	**555,906**	**586,619**	**1,366,319**	**(1,439,208)**	**1,165,561**
Oonee SPV CO LLC Project Financing		-	-	635,674	-	-	635,674
Simple agreement for future equity SAFE	-	-	-	-	200,000	-	200,000
Net loss	-	-	-	-	-	(561,394)	(561,394)
Ending balance, December 31, 2023	**80,000**	**15,925**	**555,906**	**1,222,293**	**1,566,319**	**(2,000,602)**	**1,439,841**

See independent accountant's compilation report and the notes to the financial statement

Modular Streetscape Systems Inc. and subsidiary
Notes to the financial statements
Years ended December 31, 2023, and 2022
Expressed in US$

	2023	2022
Cash flows from operating activities		
Net loss	(561,394)	(852,086)
Adjustment to reconcile net loss to net cash used for operation		
Depreciation and amortization	249,303	210,321
Security Deposit	-	(7,800)
Account receivables	(106,130)	49,749
Account payables	(49)	(33,222)
Deferred income OPS	75,000	-
Cash flows used in operating activities	**(343,270)**	**(633,038)**
Cash flows from investing activities		
Property and equipment	(1,295,333)	(855,633)
Cash flows used investing activities	**(1,295,333)**	**(855,633)**
Cash flows from financing activities		
Promissory note	-	(3,617)
Convertible notes	391,430	80,157
Simple agreement for future equity (SAFE)	200,000	1,241,319
Non-Controlling interests	635,674	586,619
Cash flows provided by financing activities	**1,227,104**	**1,904,478**
Net (decrease)increase in cash	**(411,499)**	**415,807**
Cash at beginning of year	**503,147**	**87,340**
Cash at end of year	**91,648**	**503,147**

See independent accountant's compilation report and the notes to the financial statement

Modular Streetscape Systems Inc and subsidiary
Notes to the financial statements
Years ended December 31, 2023, and 2022
Expressed in US$ (Unaudited)

1.   Nature of operations

Modular Streetscape System Inc., known as Oonee ("the Company") is a Brooklyn-based company that designs, finances, and operates high-quality turn-key bike parking and service networks for cities and properties. Oonee deploys and operates smart modular bike parking kiosks that provide free, secure 24/7 parking and charging for bikes, scooters, and micro-mobility with placemaking features that enliven public space. Through their policy-based approach and commitment to best practices, they've designed a comprehensive and equitable solution to scaling equitable bicycle infrastructure in cities.

The Company was incorporated in Delaware as a corporation on June 1, 2017.

2.   Summary of significant accounting policies

Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited consolidated financial statements do not include all the information and notes required by GAAP to be considered complete financial statements. In the management's opinion, all adjustments considered necessary for the fair presentation of the unaudited consolidated financial statements for the years presented have been included.

Basis of Consolidation
The financials of the Company include the financials of an entity, OONEE SPV CO, LLC a Colorado entity formed on June 28, 2022. The Company owns 100% of the common ownership units of the entity and a limited investor owns 100% of the Class A units which receive a preferred, capped return. The Company has the right to manage and direct the activities of the entity that are most significant to the entity and receive all residual profits after the limited member receives it multiple on invested capital. All significant intercompany transactions are eliminated.

Non-Controlling Interests
The Company consolidated OONEE SPV CO, LLC and recognizes non-controlling interests (NCI) in accordance with ASC 810-10-20, "Noncontrolling Interests in Consolidated Financial Statements." As of December 21st, 2022, the Company had non-controlling which represent the ownership interests held by parties other than the Company. NCI is presented separately on the Consolidated Balance Sheet within equity.

Fiscal year
The company operates on a December 31st year-end.

Going concern
The financial statements are prepared on a going concern basis. The company's ability to continue depends on management's plans to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

Modular Streetscape Systems Inc and subsidiary
Notes to the financial statements
Years ended December 31, 2023, and 2022
Expressed in US$ (Unaudited)

Use of estimates

The preparation of the financial statement in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the data reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Concentrations of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to performance obligations.
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates advertising revenue using a sales agency to engage customers that want to advertise on Company Pods for campaigns that last one to three months. At the close of a campaign the Company records revenue earned and a receivable from the agency. The Company collects the receivable from the agency typically within 60 to 90 days, net of the agency commissions which approximate 40% of amounts charged to the end customer. Accordingly, sales are recorded net of commissions. From time-to-time the owner of the properties on which the Pods are located may also receive a revenue share of the advertising fees. These revenue shares can vary in percentage and structure.

The Company's primary performance obligation is advertising for the duration of the advertising campaign specified in the respective contract. Revenue is recognized throughout the contract as the obligation is fulfilled. If the Company is unable to fulfill the entirety of the advertising contract, the Company must provide the Advertiser with and alternate and/or additional media space.

Cash and cash equivalents

The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, and 2022, the company had $91,648 and $503,147 of cash on hand, respectively.

Modular Streetscape Systems Inc and subsidiary
Notes to the financial statements
Years ended December 31, 2023, and 2022
Expressed in US$ (Unaudited)

Property & Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of the pods are capitalized. Expenditures for maintenance and repairs are charged to expense. When pods are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the pods which is 10 years.

The Company reviews the carrying value of pods for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023, and 2022.

Property & Equipment consisted of the following as of December 31, 2023, and 2022:

Property Type	Useful Life in Years	2023	2022
Pods, Minis and Docks	10	2,044,336	996,263
Accumulated depreciation		(239,863)	(123,467)
Total, net		**1,804,473**	**872,796**

Research & Development

According to ASB Accounting Standards Codification (ASC) Topic 985, Software, the company expense software development costs, including costs to develop software products or the software component of products to be sold, leased, or marketed to external users, before technological feasibility is reached. Certain costs related to the development of the software to sale are capitalized. The types of costs capitalized during the application development phase include employee compensation, as well as consulting fees for third-party developers working on these projects. Costs related to the preliminary project stage and post-implementation activities are expensed as incurred. These costs are amortized on a straight-line basis over the estimated useful life of the asset of five years.

As of December 31, 2023, and 2022, all development cost consisted as following:

Property Type	2023	2022
Research and Development	316,698	157,002
Accumulated Amortization	(105,917)	(60,574)
	210,781	**96,428**

Modular Streetscape Systems Inc and subsidiary
Notes to the financial statements
Years ended December 31, 2023, and 2022
Expressed in US$ (Unaudited)

Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be verified by observable market data by correlation or other means.
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies and adopted by the company as of the specified effective date. Unless otherwise determined, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

3.   Debt

Debt consisted of the following as of December 31,2023, and 2022:

	2023	2022
Convertible notes	686,000	311,000
Accrued interest	30,890	14,460
	716,890	325,460

During 2023 and 2022, the Company entered into several convertible note agreements with various investors whereby proceeds received by the Company were in exchange for considerations that allow for their conversion into preferred stock at a discount of 18.5% upon the Company's qualified financing events as stated in the agreements.

On September 9, 2022, the Company entered into a convertible note agreement, totaling $21,000, with a related party for the purposes of funding operations. The note had a valuation cap of $11M, and an interest rate of 3.5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity on August 9, 2024. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock in the case of qualified financing.

Modular Streetscape Systems Inc and subsidiary
Notes to the financial statements
Years ended December 31, 2023, and 2022
Expressed in US$ (Unaudited)

4.   Equity

Common stock
Under the articles of incorporation, the total number of common shares of stock that the corporation shall have the authority to issue is 10,000,000 shares, at a value of $0.01 per share. As of December 31, 2023, and 2022, the company has issued common stock shares of 7,999,999.

In October 2021, the Company increased its authorized Class A Common Stock to 15 million.

Preferred Stock
At December 31, 2023 and 2022, the company had authorized 1,592,500 preferred shares with a par value of $0.01 per share and all of these shares were issued and outstanding.

Crowdfunded Offering
The Company offered (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. During 2022 the Company received commitments from investors totaling $1,091,319 by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

SAFE agreements
As of December 2023, and 2022 the company issued several Simple Agreement for Future Equity (SAFE's) accumulating $1,566,319 and $1,366,319, respectively, If there is an Equity Financing before the expiration or termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Standard Preferred Stock or Safe Preferred Stock (as determined in the Company's sole discretion), in either case, equal to the Purchase Amount divided by the Discount Price (rounded down to the nearest whole share).

Operating Agreement with operating agreement with Urban Us Capital
During 2022, the company signed an agreement with Urban Us Capital where the parties agreed to contribute up to $1,100,000 as its total Capital Contribution, (including those amounts advanced to the Company on or before the Effective Date). The provision of funds will be apportioned, up to $100,000 dedicated for the reserve account and $1,000,000 principally for the purchase and installation of a specific Oonee Large Installation Unit or Oonee Small Installation Units, with breakdown and staging milestones as defined in Approved Capital Expenditures and Installation Costs.

As part of the agreement, Oonee and Urban Us Capital executed a Warrant for the right to Purchase 48,976 Shares of Common Stock at $.90 per share.

Modular Streetscape Systems Inc and subsidiary
Notes to the financial statements
Years ended December 31, 2023, and 2022
Expressed in US$ (Unaudited)

5.   Subsequent events

Convertibles notes
During January 2024, the Company amended the convertible notes agreed during 2023. The company took in $140k in additional investment as part of this amended convertible note series. For all the investors in this round the terms are as follows:

Description	Detail
Valuation Cap	$26,000,000
Discount	11%
Interest Rate	6%
Maturity Date	July 26, 2025
Total amount invested in this series	$415,000
Total number of investors in this series	10
Dates of Issuance (amended notes)	January 23
Dates of Issuance (additional notes)	February 8, 9, and April 15

Crowdfunded Offering
During 2024 the Company offered (the "Crowdfunded Offering") up to $618,000 in Simple Agreements for Future Equity (SAFEs). The Company attempting to raise a minimum amount of $25,000 in this offering and up to $618,000 maximum. As of April 25, at 10:30am EST, the company has raised $113,297. The offering by deadline listed in the Form C, is April 27 at 3am EST. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary is entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

6.   Going concern

The financials herein are presented on a going concern basis, which assumes the orderly realization of assets and settlement of liabilities in the normal course of business. The company has experienced negative cash flows and losses in the reporting period and may incur further losses. Over the next twelve months, the company plans to fund its operations through a crowdfunding initiative and income-generating activities. The company's continuation as a going concern for the twelve months after the issuance date of these financial statements is contingent upon generating sufficient revenue and securing adequate financing to fulfill its imminent and prospective obligations and to achieve profitable operations. Management has assessed these conditions and intends to actively pursue revenue generation and capital raising to meet the company's financial requirements. However, there is no guarantee that these endeavors will prove successful. Due to the management's efforts to find different sources of revenue and financing, the management considers the financial statements should not reflect any adjustments that might result from the outcome of this uncertainty, particularly concerning the recoverability and classification of asset carrying amounts or the amounts and classification of liabilities.